EXHIBIT 21.1

SUBSIDIARIES OF AGENUS INC.

Antigenics LLC., a Delaware limited liability company and a wholly-owned subsidiary of Agenus Inc.

Aronex Pharmaceuticals, Inc., a Delaware corporation and a wholly-owned subsidiary of Agenus Inc.

Antigenics Therapeutics Limited, a company organized under the laws of Ireland and a wholly-owned subsidiary of Agenus Inc.

4-AntibodyAG, a joint stock company organized under the laws of Switzerland and a wholly-owned subsidiary of Agenus Inc.

Agenus West, LLC, a Delaware limited liability company and a wholly-owned subsidiary of Agenus Inc. (as of November 3, 2015).

Agenus UK Limited, a private limited company organized under the laws of England and Wales and a wholly-owned subsidiary of Agenus Inc. (as of September 17, 2015).